SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Current Report for March 2005

Glamis Gold Ltd.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)

Date: March 28, 2005	By:	/s/ Cheryl S. Maher Cheryl S. Maher Chief Financial Officer

Pure Gold Solid Growth

GLAMIS GOLD LTD. 2004 ANNUAL REPORT

GLAMIS GOLD LTD. 2004 ANNUAL REPORT

Corporate Profile

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost production, large reserves and a strong, consistent growth profile. The Company’s near-term strategic goal is to produce 700,000 ounces of gold annually at a total cash cost below $150 per ounce. Glamis currently has proven and probable reserves of 6.3 million ounces of gold and 38.5 million ounces of silver.

The Company is moving rapidly to achieve its near-term production goal. The El Sauzal mine in Mexico commenced production late in 2004, the most recent expansion phase at the Marigold mine in Nevada has been completed and the Marlin project in Guatemala is expected to reach commercial production in the fourth quarter of 2005.

For nearly 30 years, Glamis has successfully developed and operated mines in the Americas. The Company’s business model emphasizes steady growth with proven methods and technologies that are highly productive and maximize long-term shareholder value, while supporting and sustaining the communities in which it operates.

Glamis is well positioned to continue its exceptional growth profile. The Company maintains an excellent balance sheet and its new mines and development projects will be strong cash flow generators. Glamis’ gold production remains totally unhedged. This provides 100 percent of the gold price upside to its shareholders while protecting against downside risk with low operating costs.

Common shares of Glamis Gold Ltd. trade under the symbol GLG on the New York and Toronto Stock Exchanges.

Table of Contents

Financial Highlights	1
Report to Shareholders	2
2003 Achievements	5
2004 Goals	5

Review of Operations
Mines:
El Sauzal Mine	6
Marigold	8
San Martin	10

Development Projects:
Marlin	12
Cerro Blanco	14

Exploration	15
Environmental Commitment	17
Employee Health and Safety	18
Community Relations	19
Proven and Probable Reserves	20
Measured, Indicated and Inferred Resources	20

Management Discussion and Analysis	21
Management’s Responsibility	30
Auditors’ Report to Shareholders	30
Consolidated Balance Sheets	31
Consolidated Statements of Operations	32
Consolidated Statements of Deficit	32
Consolidated Statements of Cash Flows	33
Notes to Consolidated Financial Statements	34
Corporate Information	inside back cover

Cover Photo: Initial gold pour at Glamis’ El Sauzal mine in Mexico, November 30, 2004.

Glamis Gold Ltd. 2004 Annual Report©
Design: Creative Spirit Communications Inc., Vancouver, B.C.

Financial Highlights

	2004	2003	2002

Gold ounces produced	234,433	230,294	251,919
Average revenue per ounce	$416	$368	$313
Average market price per ounce	$409	$363	$310
Total cash cost per ounce	$192	$184	$160
Total production cost per ounce	$276	$261	$233

Gold production (ounces)
San Martin Mine	102,152	101,835	129,435
Marigold Mine (66.7%)	94,209	94,796	55,550
El Sauzal Mine	25,053	—	—
Rand Mine	13,019	33,663	66,934
Total	234,433	230,294	251,919

Total cash cost per ounce of production
San Martin Mine	$191	$175	$106
Marigold Mine	$195	$172	$180
El Sauzal Mine	$151	$—	$—
Rand Mine	$250	$242	$247
Company average	$192	$184	$160

Total cost per ounce of production
San Martin Mine	$282	$269	$203
Marigold Mine	$272	$243	$257
El Sauzal Mine	$260	$—	$—
Rand Mine	$294	$298	$284
Company average	$276	$261	$233

Working capital (millions)	$27.4	$145.4	$169.1

Cash provided from operations (millions)	$37.4	$33.9	$33.8

Cash provided from operations (per share)	$0.29	$0.26	$0.34

Net earnings for the period (millions)	$20.9	$18.0	$13.7

Earnings per share	$0.16	$0.14	$0.14

Weighted average common shares outstanding	130,538,559	128,118,980	98,823,366

GLAMIS SHARE PERFORMANCE vs. GOLD PRICE, HUI & XAU INDICES

President’s Message

Dan Rovig — Chairman of the Board and
Kevin McArthur — President and CEO

“We are focused on the Americas...
on pure gold and solid growth.”

To Our Shareholders

The past year was one of the most important in Glamis’ history. The Company accomplished a great deal in 2004, especially towards the realization of its strategic goal of achieving an annual production rate of 700,000 gold ounces at a total cash cost below $150 per ounce by 2007. Our new generation of mines is rapidly coming on stream. Glamis has already secured its position as a leading intermediate producer of gold and is setting the stage to take the next step in its corporate development.

There were many highlights in 2004, but none more important than the completion of our low-cost El Sauzal mine in Mexico that commenced commercial production in the fourth quarter. Overcoming the logistical challenges of the terrain and the remote location of the minesite is a tribute to the skill and perseverance of Glamis’ development team. We also accelerated the development of Marlin project in Guatemala, now scheduled to reach commercial production in the fourth quarter of 2005. In Nevada, we have completed the most recent expansion phase at our Marigold mine in our goal to grow production to over 200,000 gold ounces annually. San Martin mine in Honduras exceeded its 100,000 ounce goal for the year and continues its role in providing cash flow for building our new mines.

We are focused on the Americas...on pure gold and solid growth. Our four showplace mines were acquired at the bottom of the gold price cycle, poising Glamis for outstanding performance as gold and silver prices continue their strong advance. Our key mining properties and development projects include large land positions where we have significantly expanded our exploration programs. As we enhance our production growth story we have also succeeded in growing gold reserves over the last five years. Thus, Glamis represents true gold leverage.

Growth in Operations

Our El Sauzal mine had its first gold pour on November 30, 2004 and achieved commercial production shortly thereafter in December. The mine produced slightly more than 25,000 ounces of gold before year end and is on track to produce 170,000 ounces in 2005. Production is expected to increase only marginally in 2006 but will rise above 200,000 ounces per annum in subsequent years. Originally, we projected a ten-year mine life but we now believe that there are significant opportunities to increase the current two-million ounce reserve base. The relatively recent discovery of a number of near surface mineralized targets has been most encouraging, including the Trini zone which will be more fully evaluated in 2005. In addition, we enjoy a large land position around El Sauzal, which includes a number of promising regional targets developed by the exploration team over the past year.

After achieving a new gold production record in 2003, our two-thirds owned Marigold Mine saw the year’s gold production of 141,300 ounces fall short of initial projections. This shortfall was due to a permitting delay and the late arrival of new and larger mining equipment. This put the expansion three months behind schedule, but it is now fully implemented. As a result, we are projecting that Marigold production will increase by approximately 40 percent in the current year. Since acquiring Marigold mine in 1999, Glamis has implemented a large number of productivity improvements that have substantially increased annual production and the mine’s financial contribution to the Company. Increased productivity has also allowed us to mine lower grade material economically, which has significantly extended the mine life. Marigold will continue to play a key role in Glamis’ future.

At the 100-percent owned San Martin mine in Honduras, production exceeded expectations at 102,200 ounces of gold. Barring additional discoveries, annual gold production has peaked at San Martin, and total cash costs will rise over time as we are now mining lower grade ore from the Palo Alto pit. Production for 2005 is projected at 85,000 ounces of gold. However, capital spending at San Martin, in its fifth year of production, is anticipated to be minimal over its remaining six-year mine life. The mine will continue to be an excellent cash flow generator during this period and we are now reinvesting these dividends in our future growth.

Accelerated development continues at Marlin project, which is now expected to begin production ahead of schedule in the fourth quarter of 2005. We are conservatively projecting 10,000 ounces of gold production from Marlin this year, a goal that is now well within reach. Marlin will become the Company’s largest and most profitable operation when it enters full production in 2006, with projected production of approximately 240,000 ounces of gold and 3.2 million ounces of silver in its first full year. Based on recent exploration results, we are confident in projecting an average production rate of 250,000 ounces of gold and between three and four million ounces of silver per year.

Development of the
El Sauzal Mine, Mexico

February 2004 July 2004 August 2004 September 2004 December 2004

2004 Highlights

•	Produced 234,400 ounces of gold at a total cash cost of $192 per ounce, including a new quarterly gold production record of 84,500 ounces in the fourth quarter.

•	Completed construction and commissioning of our El Sauzal mine in Mexico that produced over 25,000 ounces during the fourth quarter.

•	Substantially advanced construction of the Marlin project, that is now scheduled to reach commercial production in the fourth quarter of 2005.

•	Completed the most recent expansion phase at Marigold and successfully integrated larger mining equipment to significantly expand the mining rate.

•	Advanced local and regional exploration programs at the Company’s key gold properties.

•	Delineated substantial gold resources at the La Hamaca and Cerro Blanco properties in Guatemala.

2005 Goals

•	Produce 400,000 ounces of gold at a total cash cost of $185 per ounce.

•	Complete construction of the Marlin project and commence production in the fourth quarter of 2005, well ahead of the original schedule.

•	Commence a feasibility study at Cerro Blanco including construction of an underground decline.

•	Significantly advance the Marlin regional exploration program and continue focused exploration around the Company’s operating mines and projects.

•	Continue executing the growth plan for annual production of 700,000 ounces of gold at a total cash cost below $150 per ounce.

The discovery in March 2004 of high-grade gold and silver mineralization at the La Hamaca prospect three kilometers north of the Marlin project strongly supports our belief that there is ample opportunity for continued good news. Glamis has a 100-percent interest in a large land position surrounding the Marlin main zone and our geological staff has identified many promising mineral occurrences within easy trucking distance of current facilities. It has always been our contention that the Marlin area will become a new gold-producing district, 100 percent controlled by Glamis.

Growth by Acquisition

Glamis has successfully completed a number of well-timed, well-executed acquisitions, all of which have substantially enhanced shareholder value. With the rise in gold prices, it has become a challenge to identify and complete value added transactions of this nature. We did identify one such opportunity in Goldcorp Inc. late last year. Ultimately, after a long process, we chose not to continue with this acquisition. The asking price rose to a level which would not be accretive to Glamis shareholders. We are confident that there will be other opportunities, and we will continue to employ the same disciplined approach as in all of our prior activities.

Intensive Exploration

A strong and sustained emphasis on exploration is central to Glamis’ future growth strategy. Over the past three years, carefully planned, disciplined exploration programs in and around our existing mines and projects have led to numerous discoveries that have enabled the Company to steadily add to reserves and resources. At the Marlin project alone, ongoing exploration has added more than 40 percent to proven and probable gold reserves since initial feasibility work. The success of these efforts has led Glamis to significantly expand exploration spending to approximately $15 million in 2005 compared to $10.8 million in the prior year. The bulk of this amount will be spent in Guatemala, Nevada and Mexico.

“We plan to increase gold production by more than 70 percent in 2005 and an additional 50 percent in 2006.”

Enhancing Shareholder Value and the Challenge of Further Growth

As we have done so successfully over the past several years, Glamis will continue to acquire, permit and build low-cost gold mines. This strategy has paid off dramatically, as developments have led to a growth profile second to none in our industry. We plan to increase gold production by more than 70 percent in 2005 and an additional 50 percent in 2006. However, it’s not all about growth, as rising gold production costs are troubling the industry. Our decreasing cash cost profile, coupled with increasing production, is the engine driving us forward.

We have developed the reserves, mine plans and budgets to ensure robust earnings and cash flows from our new mines. Furthermore, the success of our recent exploration programs provides confidence in the continuation of this growth trend.

Another key component of our future is access to capital markets. Glamis has reached a measure of prosperity and the critical size to take on a small measure of debt or leverage for the Marlin project. Our future cash flows will easily repay this debt, which avoids dilution to our current shareholders. This is a very competitive industry, but the Glamis team is extremely well positioned to continue delivering superior shareholder value.

On behalf of management and the Board of Directors, I would like to thank all the employees of Glamis Gold, whose collective and individual efforts have made our Company a success. The past year has been a most memorable one for the Company and 2005 promises to be just as exciting.

Kevin McArthur
President, Chief Executive Officer
and Director

El Sauzal Mine

Location: Chihuahua State, Mexico • Type: Open Pit • Workforce: 225

2P reserves =
1,952,000 ounces gold

2005 projection =
170,000 ounces gold

MEXICO

Location: Chihuahua State, Mexico • Type: Open Pit • Workforce: 225

El Sauzal is projected to become the Company’s largest and lowest cost source of gold production during 2005. Glamis’ 100-percent owned El Sauzal mine is located 250 kilometers southwest of Chihuahua City and approximately 65 kilometers northeast of the city of Choix, the nearest major population center. El Sauzal made the successful transition from development project to producing mine when it poured its first ounce of gold on November 30th, 2004 and achieved commercial production early in December.

Both events took place well ahead of the mine’s original feasibility schedule. A supreme effort on the part of El Sauzal’s workforce throughout 2004 enabled the rapid completion of the access road from Choix to the mine site, mine construction and installation of the mill and other processing facilities. Gold production amounted to 25,053 ounces by year end. Target production for 2005, the first full year of operation, is 170,000 ounces of gold. This amount is projected to rise to more than 200,000 ounces of gold annually for the years 2007 and beyond.

mexico

El Sauzal is projected to become the Company’s largest
and lowest cost source of gold production during 2005.

El Sauzal is a conventional open pit, oxide milling operation, with ore transported by truck to the mill. The start-up phase progressed smoothly and the only modifications of any significance were made to the filtration circuit for dry stack tailings where a fourth filter press will be added shortly. The current mine plan calls for the processing of 5,500 tonnes of ore per day at an average grade of 3.4 grams of gold per tonne. Glamis projects that annual production will average 190,000 ounces of gold at an estimated total cash cost of $110 per ounce over a 10-year mine life. El Sauzal’s internal rate of return, based on a $300 per ounce gold price, exceeds 25 percent.

As of year end, proven and probable gold reserves totaled approximately two million ounces. Glamis controls seven exploration concessions surrounding the El Sauzal deposit comprising an area of more than 100 square kilometers. Although a number of promising regional targets had been identified, it was only recently after completion of the mine that the Company was able to drill test mineralized areas adjacent to the main deposit. The most promising of these would appear to be the Trini zone, described in more detail in the exploration section. Even with the limited work to date, there are indications of significant opportunities to increase current reserves.

Marigold Mine

Location: Nevada, USA • Type: Open Pit • Workforce: 160

The Marigold mine is located in Humboldt County near the community of Valmy, approximately 40 miles southeast of the town of Winnemucca. The mine itself is situated in the northwest-oriented Battle Mountain trend, which continues to be one of the most important gold producing regions in Nevada.

Marigold is a conventional, run-of-mine heap leach operation that has produced nearly 1.4 million ounces since it first commenced production in 1988. Glamis acquired its 66.7-percent operating interest in the more than 30-square-mile property in 1999. The Company then utilized the considerable experience and ingenuity of the Marigold employees to transform the mine from a modest, conventional milling operation into a large and extremely efficient heap leach mine. This transition significantly enhanced the economic returns from the property as the total re-engineering of Marigold led to a substantial reduction in unit costs, which in turn, allowed Glamis to significantly lower the cut-off grade. Combined with an intensive and ongoing exploration effort, Glamis has been able to usa

Glamis has been able to delineate a proven and probable gold reserve of more than two million ounces on a 100 percent basis at Marigold.

delineate a proven and probable gold reserve of more than two million ounces on a 100 percent basis at Marigold.

In 2004, Glamis’ two-thirds share of gold production from the Marigold mine amounted to 94,209 ounces at a total cash cost of $195 per ounce, little changed from the record production of 94,796 ounces in the previous year. Total cash costs were somewhat higher due mainly to increases in both fuel and reagent costs. The latest expansion at Marigold in now fully phased in, although approximately three months behind the initial schedule due to delays in permitting a leach pad-expansion, a critical component of the mine’s ongoing program.

Marigold achieved its target rate in the fourth quarter of 2004 when gold production for the three-month period rose to over 46,300 ounces. Glamis is projecting that its two-thirds share of gold production will rise to approximately 135,000 ounces in 2005.

The Company’s exploration program at Marigold achieved its primary objective in the past year in more than replacing reserves mined. Furthermore, a number of prospective targets were identified for more detailed exploration in the current year and the program to convert more resources to proven and probable reserves will also be accelerated. At year end, Glamis’ two-thirds share of proven and probable reserves increased to nearly 1.5 million ounces.

San Martin Mine

Location: Honduras • Type: Open Pit • Workforce: 280

2P reserves =
507,000 ounces gold

2005 projection =
85,000 ounces gold

HONDURAS

Location: Honduras • Type: Open Pit • Workforce: 280

The San Martin mine is located 70 kilometers north of Tegucigalpa, the capital city of Honduras. Since its initial gold pour in December 2000, the mine has been Glamis’ largest gold producer although it will be surpassed by both El Sauzal and Marigold in 2005. Most of the mine’s labor force is drawn from the town of San Ignacio, the nearest community, which is approximately five kilometers away.

The San Martin mine is a conventional open pit, heap leach operation, in which the ore is either crushed and agglomerated or hauled directly to the leach pad as run-of-mine material, depending on the ore’s physical characteristics. Two separate mineralized zones make up the San Martin deposit. They were developed into the Rosa and Palo Alto pits. Mining first took place at the Rosa pit, where ore grades and recovery rates were higher and the stripping ratio was lower. During 2004, mining transitioned almost entirely to the Palo Alto pit, and concurrent reclamation of the Rosa pit is well underway.

honduras

Future capital requirements are expected to be minimal
and the mine will continue to generate free cash flows
for reinvestment in Glamis’ growth strategy.

Throughout its mine life to date, San Martin has produced in excess of 100,000 ounces of gold per year, with peak production of more than 129,000 ounces in 2002. In 2004, gold production was 102,152 ounces at a total cash cost of $191 per ounce. For the remainder of its six-year mine life, production is expected to decline and total cash costs to rise. However, future capital requirements are expected to be minimal and the mine will continue to generate free cash flows for reinvestment in Glamis’ growth strategy.

Glamis is continuing exploration around the mine site and a 15-hole drill program is planned for 2005 to extend mineralization at depth and adjacent to the Palo Alto pit.

Gold production in 2005 is forecast at 85,000 ounces. As of January 1, 2005, proven and probable gold reserves stood at 507,000 ounces.

The San Martin mine was the Company’s first commercial venture outside of the United States and its success has been a major step forward for Glamis. The Company applied to San Martin the high productivity and low-cost mining methods it had developed at the Picacho and Rand mines and achieved a similarly efficient result. It was also in Honduras that Glamis developed its successful formula to work closely with local communities and seek their involvement in all phases of project development. This experience-based knowledge has served the Company well in the subsequent development of its El Sauzal mine in Mexico and Marlin project in Guatemala.

Marlin Project

2P reserves =
2,347,000 ounces gold
36,277,000 ounces silver

2005 projection =
10,000 ounces gold

GUATEMALA

Location: Guatemala • Type: Open Pit / Underground • Reserves: 2.3 million ounces of gold; 36.3 million ounces of silver

The 100-percent owned Marlin project is located in the western highlands of Guatemala, 48 kilometers southwest of the city of Huehuetenango, which in turn, is approximately 300 kilometers by road northwest of the capital, Guatemala City. The project lies within a highly prospective land package of approximately 100,000 hectares in Western Guatemala that encompasses the main Marlin deposit and other important mineralized zones.

Construction of the Marlin project commenced early in 2004, following approval of the updated Marlin feasibility study, the Guatemalan government’s issuance of environmental permits and the key exploitation license. These approvals followed extensive communication and involvement with all levels of government and the local community.

Marlin is being developed as a conventional milling project that will employ a combination of open pit and underground mining. The feasibility study called for average annual production of 217,000 ounces of gold and 3.3 million ounces of silver over a 10-year mine life. Total cash costs are estimated to be $93 per ounce, net of silver by-product credits. Mill capacity is designed at 5,000 tonnes per day. This current plan would see the annual production rate to commence at 250,000 ounces of gold and 3.8 million ounces of silver at projected total cash costs of less than $90 per ounce.

guatemala

Once Marlin achieves target production rates, it is expected to surpass
El Sauzal as the Company’s largest and most profitable gold asset.

Initially, mill feed will come from the open pit, but underground operations will be phased in as early as 2006. Metallurgical test work has indicated excellent recovery rates of greater than 90 percent for gold and 80 percent for silver.

In the second quarter of 2004, the Board increased the original development budget from $120 million to $140 million to incorporate additional capacity and reflect the increased costs of construction materials. Mill capacity has been expanded by more than 20 percent to 5,000 tonnes per day and the Company is developing plans to increase annual gold and silver production.

The Company has now advanced construction to the point that concrete foundations have been poured, steel work is nearing completion and all major equipment for both surface and underground mining has arrived on site. In addition, the access ramp to the underground ore body had reached its 800-meter target by year-end and ventilation work is well underway. While the feasibility study assumed the purchase of new equipment, the Company opted for existing mill and processing components to enable an earlier startup date. Commercial production had originally been slated for the first half of 2006, while it is now scheduled for the fourth quarter of 2005. Once Marlin achieves target production rates, it is expected to surpass El Sauzal as the Company’s largest and most profitable gold asset.

Glamis has continued its exploration program on the large, highly prospective land package surrounding Marlin. Ongoing drilling programs succeeded in substantially increased proven and probable reserves to the current 2.3 million ounces of gold and 36.3 million ounces of silver. Drilling at the La Hamaca prospect, located about three kilometers north of the Marlin main zone, has already identified a high-grade resource of 405,000 gold equivalent ounces and the structure remains open at depth. La Hamaca is the northernmost of five targets within a six-kilometer radius of Marlin’s main zone.

Glamis has proceeded at a measured pace in the Marlin area, securing strong local and public support before advancing to mine construction. In addition, the federal government of Guatemala strongly supports the mine and new mining investment in the country.

Marlin — Development Schedule
2004 2005
Description 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr
Owners Work Early Engineering Detailed Engineering Procurement of Equipment Equipment Fabrication Contracts Construction Develop Underground Decline Develop Open Pit Startup and Commissioning

Cerro Blanco Project

Location: Guatemala • Underground

Preliminary test work indicates more than
90 percent gold recovery with conventional milling.

Over the past two years, exploration work at the Company’s Cerro Blanco project in southeastern Guatemala identified a number of parallel to sub parallel quartz vein structures containing high-grade gold mineralization. In 2004, Glamis completed almost 7,000 meters of drilling to provide in-fill data and to extend these veins mainly to the north. To date, an inferred gold resource of 873,000 ounces grading 22 grams per tonne has been established in veins of mine-able width and grade, assuming a cut-off grade of eight grams per tonne. The veins are still open ended and more drilling is planned for 2005. Preliminary test work indicates more than 90 percent gold recovery with conventional milling.

The Company plans to commence a feasibility study in 2005. More than $4 million has been budgeted for the year’s activities, which will include commencement of a 1,500-meter underground decline and additional drilling from underground platforms to better assess the extent and orientation of the veins. Baseline environmental studies and permitting activities have already commenced. The objective is to establish a proven and probable gold reserve and then to develop Cerro Blanco into an underground mine. Depending on the eventual size of the deposit, it will either operate as a satellite to the Marlin mine or as a stand-alone operation.

exploration

Glamis is in the fortunate position of controlling very large and prospective land positions around its most important gold assets.

Location: Nevada / Mexico / Central America

Although Glamis intends to continue its pursuit of value-added acquisitions, rising gold prices have made it much more difficult to identify transactions that would significantly enhance shareholder value. As a result, the Company plans to concentrate more on exploration programs at its existing exploration properties and areas around its current mines and development projects. Consequently, Glamis has increased its exploration budget from $10.8 million in 2004 to approximately $15 million in 2005. Glamis is in the fortunate position of controlling very large and prospective land positions around its most important gold assets and is now implementing regional programs in addition to local mine and project site exploration. Where 2004 saw a strong push to complete construction of the El Sauzal mine and to accelerate construction of the Marlin mine, 2005 will see a renewed emphasis on exploration. The priority will be on the Marlin, Cerro Blanco, El Sauzal, and Marigold properties.

The Company has focused mainly on the Marlin district for the past two years and this is expected to continue throughout 2005 as well. Last year, the gold equivalent resource at La Hamaca, the first major step out from the Main zone, reached 405,000 gold equivalent ounces at an average gold equivalent grade of 17.8 grams per tonne using a 5 gram per tonne cut-off. La Hamaca is still open at depth. The current program will also focus on the Vero and Cancil zones to the south of the Main zone which exploration

commenced late last year. Then Glamis plans to move on to the Coral zone, approximately one kilometer north of Marlin, which is possibly the most prospective target yet identified in the Marlin camp.

At the Company’s Cerro Blanco project in southeastern Guatemala, there are excellent opportunities to increase the recently defined gold resource of 873,000 gold equivalent ounces. However, due to the terrain and the orientation of the veins, this would be best accomplished through a decline and underground drill stations. Efforts will focus on extending previously delineated veins and the discovery of additional high-grade vein structures.

During 2004, the Company continued the highly productive Marigold exploration program, which has significantly extended mineralization around current and former pit areas and expanded previously discovered deeper oxide zones such as Terry Zone North. This will continue in 2005. In addition, some high-grade oxide ore intersections were encountered in the Section 30 area and these will also be followed up in the current year. The Company accomplished its main objective at Marigold last year by more than replacing reserves mined and the program to convert more resources to proven and probable gold reserves is continuing.

At El Sauzal in Mexico, recent exploration has provided solid indications that there is a far greater potential for reserve growth than originally thought. A drilling program commenced in September of last year with very encouraging results from the Trini zone, one of the five target areas located in close proximity to current mine operations. The Trini zone lies within the 700 meter long West Lip target located immediately west of the current mine area. Follow-up drilling will continue on these near surface targets and the regional program will commence this year as well. A number of other silicified zones have been identified within the El Sauzal property package, some of which bear a close resemblance to the El Sauzal deposit itself.

Most of the past exploration in Honduras has been confined to the San Martin mine site. This will continue in 2005 with a particular focus on high-grade intercepts previously encountered adjacent to the current Palo Alto pit.

Exploration Expenditures
2005 = $15 Million
10 $ Millions
5
2000 2001 2002 2003 2004

environment

The Company’s activities, including mining, development
and exploration, are carefully designed and implemented
to minimize environmental impacts.

Environmental Commitment

Glamis has been widely recognized by regulatory agencies and its peers for its dedication to environmental excellence. The guiding principals of our environmental and reclamation programs are to minimize the impact of mining on the local surroundings and to perform concurrent reclamation programs to ensure a timely and sustainable return of mine sites to their future intended use. This takes preparation and all of the Company’s activities, including mining, development and exploration, are carefully designed and implemented to minimize environmental impacts. To achieve this, concurrent and final reclamation plans are an essential component of all mine operations as well as the design of new projects.

In addition to strict compliance to the highest standards and regulations, the Company has pioneered many innovations and reclamation techniques. Originally developed specifically for Nevada and southern California, many of these techniques have proven to be readily adaptable to a variety of settings, including our San Martin mine in Honduras. The Company has since refined and further developed a successful formula that ensures that its high standards are applied equally to all operations.

The formula includes:

•	Research of new technological advances and applying them wherever possible.

•	Applying concurrent and final reclamation activities to re-contour waste rock stockpiles, leach pads, and process sites to blend in with the natural landscape.

•	Systematic replacement of topsoil to disturbed areas followed by extensive seeding and/or planting programs to re-establish native flora.

•	Conducting environmental audits at all of its operations to ensure that they comply with North American standards.

Glamis’ objectives in 2004 included progress towards final closure at its Daisy and Dee mines in Nevada and its Rand mine in California. This has been accomplished at Daisy and only limited work is required to achieve site closure at Dee in 2005. At the Rand mine, gold is still being recovered from the last active heap leach but final reclamation has been completed in all other areas. Closure of the Rand heap is anticipated in late 2005.

Glamis continues its program to concurrently reclaim disturbed areas and waste rock stockpiles at its Marigold mine in Nevada. Additionally, reclamation of the mined-out Rosa pit at the San Martin mine in Honduras has been extremely successful.

health and safety

Glamis designs its safety programs in the belief that one accident is too many and conducts its operations accordingly.

Glamis firmly believes that the health and safety of its employees is a major component of overall productivity. The Company is committed to developing the safest and most environmentally sound working conditions at each of our mine sites and development projects for the benefit of our employees, local communities and our shareholders. In its goal to continue to reduce unit costs and maximize operating efficiencies, Glamis believes that the health and safety of employees and the adoption of sound environmental practices should come first.

The ultimate goal of our safety programs is not to reduce accidents to a so-called acceptable level. Glamis designs its safety programs in the belief that one accident is too many and conducts its operations accordingly. In order to achieve this, Glamis has developed the following guidelines that are incorporated into all of its formal training and safety programs.

•	Direct involvement of employees in all training and safety programs that are conducted on a continual basis to ensure that the highest standards are adhered to.

•	Mandatory compliance with all health and safety rules and regulations.

•	Set strict but achievable targets that are reviewed and updated regularly.

•	Provide incentives to work safely and responsibly.

•	Incorporate sound health and safety practices into all business plans and decisions.

•	Stress that safe working practices are a condition of employment.

•	No accident is acceptable.

Glamis is committed to its pledge to provide safe and healthy workplaces for all of its employees. The Company’s most important asset is a healthy, productive workforce, essential to its continued success.

community

At all of its mines and development projects, Glamis strives to support local communities and their needs wherever possible.

Community Relations

Expanding beyond North America to the development of its San Martin mine in Honduras, Glamis’ first priority was the formulation of policies to consult regularly with local residents and keep them as fully informed as possible at all stages of a project. At the same time, Glamis sought to work closely with all levels of government to ensure total compliance with all rules and regulations.

At all of its mines and development projects, Glamis strives to support local communities and their needs wherever possible. This includes involving local communities in the planning process during and after construction. Also, the Company participates in constructing and upgrading local medical facilities and funds schools and other community projects directly or through foundations established for this purpose. We partner with local organizations to provide further community support in training, microfinance, and sustainable development initiatives.

Although every situation and project is unique, guidelines and procedures developed at San Martin have been invaluable in the construction of Glamis’ new El Sauzal mine in Mexico and the development of the Marlin project in Guatemala. Glamis takes great pride in its support of local communities.

Proven & Probable Reserves

		Gold Grade	Gold	Silver Grade	Silver
As of December 31, 2004[1]	Tons	(oz/ton)	Ounces	(oz/ton)	Ounces

Marlin	16,654,000	0.141	2,347,000	2.18	36,277,000
El Sauzal	20,051,000	0.097	1,952,000	0.11	2,174,000
Marigold[2]	64,520,000	0.023	1,487,000	—	—
San Martin	23,806,000	0.021	507,000	—	—

Total	125,031,000	0.050	6,293,000		38,451,000

(1)	“Proven and probable reserves” have been calculated as of December 31, 2004 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000. Employees of Glamis Gold Ltd., under the supervision of James S. Voorhees, Vice President, Operations and Chief Operating Officer, have prepared these calculations. An independent audit of these reserves has been completed. Calculations were based on an assumed long-term gold price of $350 per ounce and a silver price of $6.00 per ounce and incorporate current or expected operating costs at each mine.

(2)	These amounts represent Glamis Gold’s two-thirds interest in Marigold.

Measured, Indicated and Inferred Resources

December 31, 2004

Measured & Indicated Resources[1]
		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Measured	Tons	(oz/ton)	Contained	(oz/ton)	Contained

San Martin	11,631,000	0.022	253,722	—	—
Marigold (66.7%)	53,729,600	0.022	1,170,919	—	—
El Sauzal	20,486,000	0.094	1,932,537	0.11	2,253,460
Marlin	4,891,600	0.104	510,523	1.33	6,491,929
Imperial Project	74,800,000	0.017	1,286,560	—	—
La Hamaca	0	—	—	—	—
Cerro Blanco	0	—	—	—	—

Total Measured Resources	165,538,200	0.031	5,154,261	0.34	8,745,389

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Indicated	Tons	(oz/ton)	Contained	(oz/ton)	Contained

San Martin	16,106,000	0.022	352,847	—	—
Marigold (66.7%)	44,082,200	0.022	951,415	—	—
El Sauzal	1,012,000	0.078	78,585	0.11	111,320
Marlin	17,283,300	0.134	2,313,355	2.37	40,923,684
Imperial Project	16,400,000	0.015	246,000	—	—
La Hamaca	0	—	—	—	—
Cerro Blanco	0	—	—	—	—

Total Indicated Resources	94,863,500	0.042	3,942,201	2.24	41,.35,004

		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
Measured plus Indicated	Tons	(oz/ton)	Contained	(oz/ton)	Contained

San Martin	27,737,000	0.022	606,569	—	0
Marigold (66.7%)	97,811,800	0.022	2,122,334	—	0
El Sauzal	21,498,000	0.094	2,011,121	0.11	2,364,780
Marlin	22,174,900	0.127	2,823,878	2.14	47,415,613
Imperial Project	91,200,000	0.017	1,532,580	—	0
La Hamaca	0	—	0	—	0
Cerro Blanco	0	—	0	—	0

Total Measured & Indicated Resources[1]	260,421,700	0.035	9,096,462	1.14	49,780,383

Reserves (which use a $350 gold price) are a subset of these Measured and Indicated Resources. That is, reserves are included in these M&I numbers.

Inferred Resources[2]
		Gold Grade	Gold Ounces	Silver Grade	Silver Ounces
	Tons	(oz/ton)	Contained	(oz/ton)	Contained

San Martin	34,912,000	0.013	441,281	—	—
Marigold (66.7%)	122,077,400	0.014	1,648,976	—	—
El Sauzal	13,457,000	0.027	361,009	0.11	1,480,270
Marlin	79,967,100	0.018	1,426,207	0.37	29,379,225
Imperial Project	48,300,000	0.012	561,400	—	—
La Hamaca	777,800	0.366	284,778	0.26	7,200,003
Cerro Blanco	1,357,700	0.643	872,600	1.29	1,748,200

Total Inferred Resources[2]	300,849,000	0.019	5,596,250	0.42	39,807,698

Inferred Resources are in addition to Measured & Indicated Resources.

(1)	Measured and Indicated Resources, for purposes of determining a reasonable expectation of eventual economic extraction, are estimated using a $450 ounce gold price. Thus Reserves are a subset of Resources but Resources do not necessarily demonstrate economic viability at current gold prices nor are they entirely included in the life-of-mine plan.

(2)	Inferred Resources are not part of a mine plan or are not considered mineable at current technology or foreseeable gold price.

glamis gold ltd. 2004       management’s discussion and analysis

Management’s Discussion and Analysis

This management’s discussion and analysis of the financial results of the Company’s operations for the years 2002 through 2004 is dated March 11, 2005 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 16 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.

The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.

OVERVIEW

The highlight of 2004 was the completion of construction of the El Sauzal Mine in Mexico and its first production late in the year. More good news came as the team at the Marlin Project in Guatemala accelerated construction with a goal of bringing in the first production from Marlin in the fourth quarter of 2005. The Company produced 234,433 ounces of gold and sold 227,700 ounces. The Company had a record fourth quarter of production of 84,506 ounces of gold. The El Sauzal Mine produced 25,053 ounces of gold in the quarter, the Marigold Mine increased production to 30,926 ounces of gold for the Company’s account, and the San Martin Mine production increased to 26,823 ounces of gold. The Rand Mine continued to produce a small amount of gold (1,704 ounces) in its last quarter of production.

The Company’s unhedged position allowed it to take advantage of realized gold prices that averaged 13.0% higher in 2004 than in 2003.

Under a Share Purchase Agreement effective February 12, 2003, the Company sold its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million, plus additional payments of $5.0 million contingent on the project being put into commercial production and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement, the total $7.25 million was included in other income in 2004.

On December 16, 2004, the Company announced an offer to acquire all of the shares of Goldcorp Inc. (“Goldcorp”), a Canadian public mining company. The proposed transaction was subject to several conditions, the most significant of which were that Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) did not get approved by the shareholders of Goldcorp and not less than two-thirds of the outstanding Goldcorp common shares were validly deposited under the offer and not withdrawn at the expiry time. At an extraordinary shareholders meeting of Goldcorp on February 10, 2005, more than 50% of the Goldcorp shareholders approved Goldcorp’s proposed plan of arrangement with Wheaton River. Accordingly, the Company announced that it was allowing its offer for Goldcorp to expire. The deferred take-over bid costs associated with this transaction will be written off as a charge to operations in the first quarter of 2005.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

SELECTED ANNUAL INFORMATION

(in millions of U.S. dollars except per ounce or per share amounts)	2004	2003	2002

		(restated for a change in accounting
		for asset retirement obligations)

Average market price per ounce of gold	$409	$363	$310
Average realized price per ounce of gold	$416	$368	$313
Revenues	$94.7	$84.0	$80.8
Net earnings	$20.9	$18.2	$13.8
Earnings per share – basic (diluted is the same)	$0.16	$0.14	$0.14
Total assets	$613.3	$534.1	$477.8
Total long-term liabilities	$123.6	$88.6	$77.7

SUMMARY

The Company continued its profitable performance in 2004 with net earnings of $20.9 million, or $0.16 per share. For 2003, the Company had net earnings of $18.2 million, or $0.14 per share, and in 2002, net earnings of $13.8 million, or $0.14 per share.

All of the Company’s mining operations were profitable in 2004 and generated earnings from mining operations of $29.7 million, compared to $22.7 million in 2003 and $19.6 million in 2002. The new, low-cost production from the El Sauzal mine combined with the 13.0% increase in the realized price of gold was the primary reason for the increase in 2004 compared to 2003. A stronger gold price also drove the increase in earnings between 2002 and 2003.

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) were $37.4 million for 2004 compared to $33.9 million for 2003 and $33.8 million in 2002. The Company’s working capital was $27.4 million at December 31, 2004 including $27.0 million in cash and equivalents compared to $145.4 million at December 31, 2003, including cash and equivalents of $126.1 million. Working capital at December 31, 2002 was $169.1 million, including cash and equivalents of $160.0 mil-

glamis gold ltd. 2004       management’s discussion and analysis

lion. In 2004, the Company spent $191.4 million in capital expenditures for mineral property, plant and equipment. Exploration expense was $4.1 million. The expenditures were funded from cash on hand, cash flow from operations and $30.0 million in long-term debt from International Finance Corp. Capital expenditures and exploration expense for 2005 are budgeted at $103.6 million.

Summary of Quarterly Results

The Company’s quarterly information for the last eight quarters is shown below:

(in millions of US dollars except	1st Q	2nd Q	3rd Q	4th Q		1st Q		2nd Q	3rd Q	4th Q
per ounce and per share amounts)	2003	2003	2003	2003		2004		2004	2004	2004

Average realized price of gold per ounce	$348	$353	$371	$402		$412		$394	$406	$438
Ounces of gold sold	59,470	61,575	51,110	56,064		52,663		47,036	51,631	76,369
Revenues (1)	$20.7	$21.7	$19.0	$22.5		$21.7		$18.6	$21.0	$33.4
Net earnings (2)	$2.4	$3.8	$3.4	$8.6	(3)	$9.1	(3)	$2.9	$2.8	$6.1
Basic earnings per share	$0.02	$0.03	$0.02	$0.07		$0.07		$0.02	$0.02	$0.05
Diluted earnings per share	$0.02	$0.03	$0.02	$0.07		$0.07		$0.02	$0.02	$0.05

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Includes income from the sale of the Cerro San Pedro and Metates properties of $1.5 million in the 4th quarter of 2003 and $6.9 million in the 1st quarter of 2004.

Refer to the discussions in this document as well as the quarterly Management’s Discussion and Analyses for additional information.

Gold Production and Costs Per Ounce

The Company produced 234,433 ounces of gold during 2004, as compared to 230,294 ounces of gold during 2003, and 251,919 ounces of gold in 2002. Production in 2002 and 2003 was from the San Martin, Marigold and Rand Mines. In 2004, these same three mines produced 209,380 ounces of gold, plus initial production from El Sauzal added another 25,053 ounces. The Company expects to produce approximately 400,000 ounces of gold in 2005 from four mines: San Martin, Marigold, El Sauzal, and Marlin, which is scheduled to start operations during the fourth quarter of 2005.

	2004			2003(1)			2002(1)

		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce

San Martin	102,152	$191	$282	101,835	$175	$269	129,435	$106	$203
Marigold(2)	94,209	195	272	94,796	172	243	55,550	180	257
El Sauzal	25,053	151	260	—	—	—	—	—	—
Rand	13,019	250	294	33,663	242	298	66,934	247	284

Total / average cost	234,433	$192	$276	230,294	$184	$261	251,919	$160	$233

Note: Cash cost and total cost per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

(1)	2003 and 2002 have been restated for the change in accounting for asset retirement obligations.

(2)	This represents the Company’s 66.67% share of Marigold.

Following is a discussion of the Company’s operations during 2004:

San Martin Mine, Honduras

San Martin Mine made a smooth transition from the Rosa pit into the Palo Alto pit this year producing 102,152 ounces of gold. Capital expenditures of $3.5 million were related primarily to leach pad construction and development in the Palo Alto pit. Mining in 2005 will be almost entirely from the Palo Alto pit. San Martin is budgeted to produce approximately 85,000 ounces of gold in 2005. Proven and probable reserves stood at 507,200 contained ounces of gold at the end of 2004.

Marigold Mine, Nevada (66.7% Glamis-owned)

The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a solid year of production, adding 94,209 ounces of gold to the Company’s account. In early February 2004, Marigold received a positive Record of Decision (“ROD”) on its Supplemental Environmental Impact Statement from the Bureau of Land Management (“BLM”). This will allow full development of the Millennium expansion project. Construction of the new Cell 12 leach pad and processing facilities was well underway at year-end, with the first ore being placed under leach on the pad in mid-October. Construction is planned to continue through the first half of 2005. The mine ran behind expected production for the year as late commissioning of the new haul-truck fleet and delayed construction on the Cell 12 leach pad resulted in the expected increase in production being delayed until late in the fourth quarter. Marigold continues to add to reserves with year-end 2004 reserves of 1.49 million contained ounces of gold (Company’s share) compared to 1.47 million ounces at the

glamis gold ltd. 2004       management’s discussion and analysis

end of 2003. The Company expects that the purchase, in 2004, of four 320-ton trucks and construction of the new leach pad and processing facilities will increase production to approximately 135,000 ounces of gold for the Company’s account in 2005.

El Sauzal Project, Chihuahua, Mexico

The most significant event for the Company in 2004 was the completion of the El Sauzal Mine and its first gold production. The Company acquired the El Sauzal Project through the acquisition of Francisco Gold Corp. (“Francisco”) in July 2002. A feasibility study on the project was completed prior to closing of the Francisco acquisition and based on that study, and subsequent work performed by the Company, development of the mine commenced. During 2003, all major permits were received and construction proceeded. In October 2004, the mill began grinding ore and gold was produced in November 2004. El Sauzal produced 25,053 ounces of gold during 2004 at a total cash cost per ounce of $151 and is expected to produce approximately 170,000 ounces of gold during 2005. Gold reserves at El Sauzal were in excess of 1.9 million contained ounces at the end of 2004.

Rand Mine, California

The Rand Mine continued in reclamation. Rand continues to process gold from the leach pad, producing 13,019 ounces of gold at a total cash cost per ounce of $250 during 2004, its last year of production. During its 18 year life, the mine produced in excess of 968,000 ounces of gold for the Company. Reclamation is expected to be substantially completed in 2005.

PROJECTS

Marlin Project, Guatemala

The Marlin Project was also acquired as part of the Francisco acquisition. At the end of 2002, the project had been expanded from a mineral resource of 1.4 million gold-equivalent ounces to over 4 million gold-equivalent ounces. Additional drilling in 2003 established a reserve of 2.2 million gold ounces along with 33.6 million ounces of silver. At December 31, 2004, reserves stood at 2.3 million contained ounces of gold and 36.3 million ounces of silver. Late in the first quarter of 2003, a positive feasibility study was completed and presented to the Board of Directors at the first quarter meeting. The Board approved development of the project and in November 2003, formal approval of the construction budget was given. In late 2003, the Marlin Project obtained its environmental license and exploitation permit. Capital expenditures in Guatemala during 2004 were $83.2 million covering extensive development of the project site, underground decline and tailings impoundment, purchase of open pit and underground equipment and the ball mills, as well as capitalized interest and financing costs related to the International Finance Corporation loan. Approximately $63.0 million in capital expenditures are planned over the next year, with an anticipated start-up late in 2005.

Cerro San Pedro Project, San Luis Potosi, Mexico

As noted in the overview, in 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due.

Cerro Blanco Project, Guatemala

In 2004, $1.7 million was spent exploring this project. Exploration included the drilling of 47 holes for a total of 6,840 meters. This drilling focused on extending the existing mineralization to the north and determining the orientation of the quartz veins. The results of this work included extending the high grade gold mineralization limit further north than originally estimated.

The Company plans to move the project into feasibility in 2005. Baseline environmental studies and permitting activities are in progress. Exploration drilling is planned to continue following the high grade gold mineralization trend and in-fill drilling is planned on the northern end of the deposit. A production style decline is also planned for a total of 1,500 meters. This decline will help in verifying the vein geometry in the existing geologic model and testing vein grade continuity. A total of $4.2 million has been budgeted for the 2005 work.

Imperial Project, California

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and the panel has recently issued a scheduling order which contemplates the claim being heard in July 2006. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

RECLAMATION ACTIVITIES

The Company’s reclamation and closure activities were centered on the Dee and Rand Mines. The Company spent $2.8 million on reclamation activities in 2004, primarily at the Rand and Dee mine sites with some minor amounts at the Daisy and Marigold sites. The Company spent $3.3 million during 2003 and $2.5 million during 2002 on reclamation. The Company plans to spend approximately $0.9 million in 2005 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee.

glamis gold ltd. 2004       management’s discussion and analysis

REVENUES

Revenues from gold sales increased to $94.7 million for the year ended December 31, 2004 from $84.0 million for the year ended December 31, 2003 and $80.8 million for the year ended December 31, 2002. The increase in revenues is the result of a significantly stronger realized gold price. The Company sold 227,700 ounces of gold during 2004 compared to 228,219 ounces sold in 2003, and 257,759 ounces sold in 2002. The Company realized an average price of $416 per ounce of gold sold in 2004 compared to $368 per ounce of gold sold in 2003 and $313 per ounce of gold sold in 2002.

COST OF PRODUCTION

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year. In the Company’s case however, there is no significant difference in the total cash cost per ounce of production and the total cash cost per ounce sold. The number of gold ounces produced in 2004 was 234,433 compared to the number of ounces of gold actually sold of 227,700.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The Company’s cost of sales for the year ended December 31, 2004 was $43.9 million compared to the $41.6 million for the year ended December 31, 2003 and $41.1 million for the year ended December 31, 2002. Although there was a decrease of 519 ounces of gold sold in 2004, cost of sales increased as a result of increased total cash costs of production. Total cash cost per ounce of gold produced increased to an average of $192 per ounce from $184 per ounce in 2003 and $160 per ounce in 2002. Increased fuel costs and decreased production were the most significant factors in the increase in cash costs per ounce between 2003 and 2004. Decreased production was the most significant factor in the per-ounce increase between 2002 and 2003.

In 2004, the total cost of production per ounce rose to $276 from $261 per ounce in 2003. The average total cost of production per ounce of gold was $233 per ounce in 2002. Depreciation and depletion charges totaled $20.8 million during 2004 compared to $17.7 million during 2003 and $18.8 million during 2002. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production levels, as many charges are made on a “unit-of-production” basis. The increased depreciation and depletion charges in 2004 result from the significant capital investments the Company has made, which also result in an increase in these charges on a per ounce basis. A change in accounting for asset retirement obligations is reflected in the restated 2003 and 2002 amounts, as shown. The decline in overall depreciation and depletion charges between 2002 and 2003 was due to reduced production and sales.

The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost of sales per the financial statements:

(in millions of U.S. dollars, unless indicated)	2004	2003	2002

Total ounces sold	227,700	228,219	257,759
Total ounces produced	234,433	230,294	251,919

Total cost of sales per the financial statements	$43.9	$41.6	$41.1
Adjustments for revenue recognition (cost of ounces produced but not sold)	1.0	0.7	(0.8)

Total cash cost of production per Gold Institute Production Cost Standard	$44.9	$42.3	$40.3

Total cash cost per ounce of gold sold	$193	$182	$159
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$192	$184	$160

Depreciation, depletion and amortization per the financial statements	$20.8	$17.7	$18.8
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(1.0)	(0.0)	(0.5)

Total cost of production per Gold Institute Production Cost Standard	$64.7	$60.0	$58.6

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$276	$261	$233

OTHER INCOME AND EXPENSES

Exploration expenditures in 2004 increased to $10.8 million, of which $6.7 million was capitalized: $4.5 million at the Marlin Project and $2.2 million at the Marigold Mine. Expensed exploration was $1.9 million in Guatemala, primarily at the Cerro Blanco Project, $1.4 million in Nevada at the Marigold and Dee properties, and $0.8 million in Mexico. The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capital-

glamis gold ltd. 2004       management’s discussion and analysis

ized to the related mineral property. The most significant expenditures were at the Marlin Project ($5.6 million), and at the Marigold Mine ($2.5 million). During 2002, $3.2 million was spent on exploration in addition to $2.9 million expended on the Marlin Project that was accounted for as part of the Francisco acquisition.

General and administrative expenses increased to $7.2 million in 2004 from $5.9 million in 2003 and $4.6 million in 2002. In 2004, the Company incurred increased expenses related to support for the new development projects, increased insurance costs and business development expenses.

The Company had no write-downs or recoveries associated with properties during 2004, 2003 or 2002.

Interest and other income recognized by the Company increased to $8.7 million during 2004 compared to $4.4 million in 2003 and $2.3 million in 2002. The Company received $7.25 million relating to the sale of the Cerro San Pedro property and $0.7 million on the sale of its interest in the Metates property in 2004. Interest income was $0.9 million, other miscellaneous income was $0.4 million, and foreign exchange losses were $0.5 million. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5 million) and interest received on a tax refund relating to previous years ($1.0 million). Interest income from the Company’s investments increased from 2002 to $1.8 million as invested cash balances averaged over $125 million during 2003. Foreign exchange losses were $0.4 million and other miscellaneous income from sales of assets totaled $0.5 million. In 2002, interest income was $0.9 million, foreign exchange gains were $0.8 million and other income was $0.6 million.

In 2004, current tax expense was $3.9 million relating to cash taxes payable at San Martin and in Mexico. There were no significant cash taxes paid in 2003 and 2002. Future income tax expense of $1.9 million during 2004 related primarily to earnings at the El Sauzal Mine and the San Martin Mine, offset by revaluations of total future income tax in Mexico (a reduction of expense) and an increase in the valuation allowance in the United States (an increase in expense). For 2002 and 2003, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin Mine, resulting in future income tax expense of $1.8 million in 2003 and $0.8 million in 2002. In 2003, the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million; the $3.0 million valuation allowance was re-established in 2004, as noted above.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cash Flow

The Company’s working capital position tightened to $27.4 million at December 31, 2004, as the Company focused on construction at both the El Sauzal and Marlin Projects. The large balances of $145.4 million at December 31, 2003 and $169.1 million at December 31, 2002 were due primarily to the common share offering in November 2002, which netted the Company $110.6 million in cash.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $37.4 million in 2004 compared to $33.9 million in 2003 and $33.8 million in 2002. The 2004 cash flow continues to reflect increases in revenues due to the higher realized gold price offset by slightly reduced ounces sold and increased costs per ounce compared to 2003. The 2003 cash flows reflect higher gold prices, offset by reduced ounces sold and increased costs compared to 2002. Net cash provided by operating activities, which includes the non-cash working capital changes and cash expenditures on the reclamation properties, increased to $45.9 million in 2004 compared to $27.0 million in 2003, reflecting increased accounts payable at December 31, 2004. The net cash flow from operating activities was $28.3 million in 2002.

The long-term portion of the reserve for site reclamation and closure was $7.6 million at December 31, 2004 compared to $5.7 million at the end of 2003 and $6.7 million at December 31, 2002. The liability for future income tax was $86.0 at December 31, 2004 compared to $82.9 million at December 31, 2003 and $70.4 million as at December 31, 2002. These balances include approximately $60.0 million recorded in connection with the purchase price of Francisco in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Share Capital Transactions”). The balance in future income tax liabilities consists primarily of amounts recorded in connection with the purchase of the San Martin property as well as the result of tax-effecting the earnings from San Martin and El Sauzal.

Capital Resources

Long-term liabilities were $123.6 million at December 31, 2004 compared to $88.6 million at December 31, 2003. The amounts include the reserve for site closure and reclamation and future income taxes, as well as long-term debt. The largest increase in long-term liabilities came from the long-term debt financing the Company received from International Finance Corp. On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2004, there was $30.0 million outstanding under the facility. In February 2005, the Company drew the remaining available balance of $15.0 million. The interest rate was 4.775% as of December 31, 2004; interest is payable semi-annually. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. For the year ended December 31, 2004 $1.2 million of interest and financing costs were capitalized to the Marlin Project.

On March 4, 2005, the Company finalized a 3-year $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for borrowing and repayment at any time during the 3-year period ending March 4, 2008 at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As of March 11, 2005, no amounts were outstanding under this facility.

gold glamis ltd. 2004       management’s discussion and analysis

Share Capital Transactions

During 2003, the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at the Marlin Project, pursuant to the terms of the 2002 Plan of Arrangement with Francisco.

In 2002, the Company sold 13.9 million common shares in a public offering resulting in gross proceeds to the Company of Cdn$175.7 million (US$111.7 million). Transaction costs associated with the offering were $1.1 million.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco. Francisco’s principal assets were the El Sauzal Project and the Marlin Project. The Company issued 25.8 million common shares valued at $124.5 million to the shareholders of Francisco under the terms of the plan of arrangement.

At an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

No dividends are planned to be declared or paid in 2005 as the Company’s cash is being used for the development activities at Marlin and Marigold. No dividends were paid or declared in 2004, 2003 or 2002.

Capital Expenditures

The Company spent a record $191.4 million during 2004 as the El Sauzal Mine was completed and the Marlin Project significantly advanced. The Company’s capital expenditures were $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the Marigold Mine continued. Capital expenditures were $32.5 million during 2002 due primarily to expansion at Marigold and the Francisco acquisition.

Major capital expenditures during the fiscal year 2004 were as follows:

(in millions)

Marlin Project development, purchase of equipment and other related capital expenditures	$83.2
El Sauzal Project development and purchase of equipment	80.7
Marigold Mine development and purchase of equipment	23.9
San Martin Mine development and purchase of equipment	3.5
Other	0.1

$191.4

Included in the above were $2.3 million and $4.4 million of exploration expenditures that were capitalized relating to expanded reserves at Marigold and Marlin, respectively.

Capital expenditures and funds for exploration in 2005 are estimated to total approximately $103.6 million. The primary capital expenditures are expected to be for plant, equipment and development of the El Sauzal Project ($7.9 million), equipment purchases and development at the Marlin Project ($63.0 million), equipment purchases and development for the Marigold Mine expansion ($19.3 million), and leach pad expansion and development at the San Martin Mine ($2.8 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala and Mexico. Exploration at Cerro Blanco is budgeted at $4.2 million.

The Company believes that its estimated cash flows from operations and current cash reserves along with the $50.0 million revolving credit facility negotiated in early 2005 will be sufficient to fund its anticipated 2005 expenditures.

HEDGING

At December 31, 2004, December 31, 2003 and at December 31, 2002, the Company had no ounces hedged.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at December 31, 2004 are shown in the table below:

(in millions of U.S. dollars)

Contractual Obligations	Less than one year	1 – 3 years	4 – 5 years	More than 5 years	Total

Operating leases	$0.5	$1.1	$0.1	—	$1.7
Minimum royalty payments	$0.3	$0.9	$0.6	$1.7	$3.5
Construction and equipment purchase contracts	$22.7	—	—	—	$22.7
Long-term debt (1)	$—	$15.0	$15.0	—	$30.0

Contingencies	Less than one year	1 – 3 years	4 – 5 years	More than 5 years	Total

Future site closure and reclamation costs (2)	$0.9	$0.9	$1.8	$19.7	$23.3

(1)	Reflects the $30.0 million principal payments due as of December 31, 2004. Does not include the additional $15.0 million principal drawn in February, 2005 or future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $0.9 million of these obligations are included in current liabilities and $7.6 million in long-term liabilities. The Company has $10.7 million in certificates of deposit as collateral backing these obligations.

glamis gold ltd. 2004       management’s discussion and analysis

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had 200,000,000 shares of common stock authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares. The Company had 130,863,953 common shares outstanding at December 31, 2004 and 130,950,953 common shares outstanding as of March 11, 2005. The number of common shares outstanding on March 11, 2005 includes 57,000 common shares issued as restricted stock, one third of which has vested and the balance of which will vest over the next two years. The Company also had outstanding 3,381,000 stock options as of December 31, 2004 and 3,724,000 stock options as of March 11, 2005, each of which is exercisable into one common share.

ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

Reclamation and Environmental

The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

A portion of the $8.0 million of the Company’s expenditures in 2004 on leach pads at San Martin and Marigold, the filter system at El Sauzal, and the tailings impoundment at the Marlin Project are related to complying with environmental standards. The Company estimates that it will spend approximately $15.8 million in this area during the year ending December 31, 2005 including leach pad construction at San Martin ($2.2 million) and Marigold (Company’s share $1.5 million), work on the tailings impoundment at Marlin ($5.8 million) and upgrades to the process plant and filter plant at El Sauzal ($6.3 million), part of which can be considered to be related to compliance.

At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2004, the Company had in place $10.7 million of certificates of deposit ($9.5 million at December 31, 2003) and $2.1 million in reclamation bonds ($3.8 million at December 31, 2003) posted as security for future reclamation costs.

Regulatory and Other Risk Factors

The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.

Additionally, legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.

The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.

Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.

glamis gold ltd. 2004       management’s discussion and analysis

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.

Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material. The Company’s long-term debt is based on a market rate, reset semi-annually. Changes in the “LIBOR” rates will directly affect the Company’s interest expense.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

The Company records the cost of mining ore stacked on its leach pads and at the El Sauzal mill as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal mill circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively glamis gold ltd. 2004 management’s discussion and analysis

adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

gold glamis ltd. 2004       statements financial consolidated

Management’s Responsibility

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

C. Kevin McArthur	Cheryl S. Maher
President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer
February 10, 2005	February 10, 2005

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
February 4, 2005, except for note 17
which is as of February 10, 2005

glamis gold ltd. 2004       consolidated financial statements

Consolidated Balance Sheets

(Expressed in millions of United States dollars)
December 31, 2004 and 2003

	2004	2003
		(restated -
		note 2(g))

Assets
Current assets:
Cash and cash equivalents	$27.0	$126.1
Accounts and interest receivable	2.8	12.3
Inventory (note 4)	25.7	16.7
Prepaid expenses and other	1.3	1.1

	56.8	156.2
Mineral property, plant and equipment (note 5)	542.3	364.6
Other assets (note 6)	14.2	13.3

	$613.3	$534.1

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$24.8	$9.4
Site closure and reclamation costs, current	0.9	1.3
Taxes payable	3.7	0.1

	29.4	10.8
Site closure and reclamation costs (note 7)	7.6	5.7
Long-term debt (note 8)	30.0	—
Future income taxes (note 11)	86.0	82.9

	153.0	99.4
Shareholders’ equity:
Share capital (note 9):
Authorized:
200,000,000 common shares without par value
5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
130,863,953 (2003 - 130,133,678) common shares	472.7	465.4
Contributed surplus	16.5	6.0
Deficit	(28.9)	(36.7)

	460.3	434.7

	$613.3	$534.1

Commitments and contingencies (notes 5, 6, 7 and 15)
Subsequent event (note 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director	Director

glamis gold ltd. 2004       consolidated financial statements

Consolidated Statements of Operations

(Expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated —	(restated —
		note 2(g))	note 2(g))

Revenue	$94.7	$84.0	$80.8
Costs and expenses:
Cost of sales	43.9	41.6	41.1
Depreciation and depletion	20.8	17.7	18.8
Exploration	4.1	5.6	3.2
General and administrative	7.2	5.9	4.6
Other	0.7	0.4	0.4

	76.7	71.2	68.1

Earnings from operations	18.0	12.8	12.7
Interest and other income (note 10)	8.7	4.4	2.3

Earnings before income taxes	26.7	17.2	15.0
Provision for (recovery of) income taxes (note 11):
Current	3.9	0.2	0.4
Future	1.9	(1.2)	0.8

	5.8	(1.0)	1.2

Net earnings for the year	$20.9	$18.2	$13.8

Earnings per share:
Basic	$0.16	$0.14	$0.14
Diluted	0.16	0.14	0.14
Weighted average common shares outstanding:
Basic	130,538,559	128,118,980	98,823,366
Diluted	131,986,158	129,738,017	100,390,248

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit

(Expressed in millions of United States dollars)
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated —	(restated —
		note 2(g))	note 2(g))

Deficit, beginning of year:
As previously reported	$(39.8)	$(57.8)	$(71.5)
Adjustment for site closure and reclamation costs (note 2(g))	3.1	2.9	2.8

As restated	(36.7)	(54.9)	(68.7)

Adjustment for stock-based compensation (note 2(i))	(13.1)	—	—
Net earnings for the year	20.9	18.2	13.8

Deficit, end of year	$(28.9)	$(36.7)	$(54.9)

See accompanying notes to consolidated financial statements

glamis gold ltd. 2004       consolidated financial statements

Consolidated Statements of Cash Flows

(Expressed in millions of United States dollars)
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(restated –	(restated –
		note 2(g))	note 2(g))

Cash flows from operating activities:
Net earnings for the year	$20.9	$18.2	$13.8
Non-cash items:
Depreciation and depletion	20.8	17.7	18.8
Future income taxes	1.9	(1.2)	0.8
Gain on sale of investments and property	(6.9)	(1.6)	—
Other	0.7	0.8	0.4

	37.4	33.9	33.8

Changes in non-cash operating working capital:
Accounts and interest receivable	2.1	(4.5)	(1.0)
Taxes recoverable/payable	2.5	0.4	(0.2)
Inventory	(8.5)	(0.2)	(4.3)
Prepaid expenses and other	(0.2)	(0.4)	0.1
Accounts payable and accrued liabilities	15.4	1.1	2.4
Site closure and reclamation expenditures	(2.8)	(3.3)	(2.5)

Net cash provided by operating activities	45.9	27.0	28.3

Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	—	(1.6)	(6.1)
Purchase of mineral property, plant and equipment, net of disposals	(191.3)	(72.0)	(24.7)
Proceeds from sale of investments and mineral property	13.3	6.8	0.5
Purchase of other assets, net of disposals	(1.7)	(1.2)	(2.2)

Net cash used in investing activities	(179.7)	(68.0)	(32.5)

Cash flows from financing activities:
Proceeds from issuance of common shares	4.7	7.1	118.3
Proceeds from long-term debt	30.0	—	—

Net cash provided by financing activities	34.7	7.1	118.3

Increase (decrease) in cash and cash equivalents	(99.1)	(33.9)	114.1

Cash and cash equivalents, beginning of year	126.1	160.0	45.9

Cash and cash equivalents, end of year	$27.0	$126.1	$160.0

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$(1.0)	$(2.8)	$(0.9)
Taxes	0.2	(3.6)	0.7

Non-cash financing and investing activities (notes 3 and 12)

See accompanying notes to consolidated financial statements.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

NOTE 1	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, and in Honduras, Mexico and Guatemala.

NOTE 2	Significant accounting policies:

(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 16.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventory:

(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value.

(ii)	Work-in-progress inventory, which consists of ore on leach pads and crushed ore and in-circuit material at properties with milling operations, is valued at the lower of average production cost and net realizable value. Production costs relate to the cost of placing the ore on the leach pad or into the mill circuit and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations in cost of sales on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads or in process at the mill.

(iii)	Supplies and spare parts inventory is stated at the lower of average cost and replacement cost.

(e)	Mineral property, plant and equipment:

(i)	Mineral property acquisition and mine development costs:

The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the interests are capitalized as mineral property acquisition costs (note 5).

(A)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of- production method based on estimated recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

(B)	Mine development costs for current production are charged to operations as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 2	Significant accounting policies (continued):

(e)	Mineral property, plant and equipment (continued):

(i)	Mineral property acquisition and mine development costs (continued):

(C)	Interest and amortization of deferred financing costs on project financing for mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those deferred costs are included in the amortization of mine development costs.

(D)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred.

(ii)	Plant and equipment:

Plant and equipment is stated at cost less accumulated depreciation. Mills and leach pads are depreciated on a unit-of-production basis over estimated recoverable reserves expected to be processed from the mill or leach pad. Mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or depreciated, as appropriate, when placed into service.

(f)	Impairment of long-lived assets:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value. Prior to adoption of HB 3063, the amount of the impairment was measured as the difference between the carrying value and the recoverable amount.

For the Company, adoption of HB 3063 had no impact on results of operations previously presented.

(g)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. On adoption of the new standard, at December 31, 2003, the Company increased mineral property, plant and equipment by $3.5 million (2002 - $3.3 million), decreased site closure and reclamation liabilities by $0.3 million (2002 - $0.2 million), increased future income tax liabilities by $0.7 million (2002 - $0.7 million) and recorded a $3.1 million (2002 - $2.8 million) reduction to deficit, for the difference between the above amounts and the amounts previously recorded in the Company’s financial statements. Net earnings for the years ended December 31, 2003 and 2002 have been increased by $0.2 million and $0.1 million respectively, as a result of this change.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 2	Significant accounting policies (continued):

(h)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.

(i)	Stock-based compensation:

The Company has stock-based management incentive plans, which are described in note 9(b). Effective January 1, 2002, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”). HB 3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the provisions of HB 3870, prior periods have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

(j)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(k)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.

(l)	Translation of foreign currencies:

The Company has subsidiaries and joint ventures in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 2	Significant accounting policies (continued):

(m)	Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of long-lived assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.

(n)	Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTE 3	Business acquisition:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of CDN$1.50 per share for each issued share of Francisco (CDN$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between CDN$3.07 and CDN$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$1.4
Other current assets	0.2
Mineral properties	197.1

198.7
Accounts payable and accrued liabilities	(0.8)
Future income taxes	(60.0)

$137.9

Consideration given:
Issuance of 25,843,808 common shares of the Company	$124.5
Issuance of stock options	5.9
Transaction costs	7.5

$137.9

During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 4	Inventory:

	2004	2003

Finished goods	$2.5	$1.2
Work-in-progress	17.3	12.2
Supplies and spare parts	5.9	3.3

	$25.7	$16.7

NOTE 5	Mineral property, plant and equipment:

	2004	2003
		(restated -
		note 2(g))

Producing properties, net	$313.9	$74.1
Non-producing properties, net	228.4	290.5

	$542.3	$364.6

(a)	Producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2004	equipment	costs	costs	Sub-total	& write-downs	Total

San Martin, Honduras	$34.5	$13.4	$25.5	$73.4	$(38.4)	$35.0
Marigold, Nevada	45.9	9.2	25.0	80.1	(29.0)	51.1
El Sauzal, Mexico	73.3	105.6	55.7	234.6	(7.2)	227.4
Rand, California	18.6	14.1	28.5	61.2	(61.0)	0.2
Other	0.9	—	—	0.9	(0.7)	0.2

Total	$173.2	$142.3	$134.7	$450.2	$(136.3)	$313.9

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2003 (restated–note 2(g))	equipment	costs	costs	Sub-total	& write-downs	Total

San Martin, Honduras	$31.1	$13.4	$24.8	$69.3	$(29.1)	$40.2
Marigold, Nevada	29.8	9.2	14.9	53.9	(21.1)	32.8
Rand, California	34.6	14.1	28.5	77.2	(76.4)	0.8
Other	0.9	—	—	0.9	(0.6)	0.3

Total	$96.4	$36.7	$68.2	$201.3	$(127.2)	$74.1

At December 31, 2004 and 2003, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. The Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1.0 million per year.

(b)	Non-producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2004	equipment	costs	costs	Sub-total	& write-downs	Total

Marlin, Guatemala	$62.9	$123.1	$42.9	$228.9	$(0.7)	$228.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$63.2	$134.4	$54.0	$251.6	$(23.2)	$228.4

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 5	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2003	equipment	costs	costs	Sub-total	& write-downs	Total

El Sauzal, Mexico	$22.6	$105.6	$26.5	$154.7	$(3.1)	$151.6
Marlin, Guatemala	7.8	123.1	8.0	138.9	(0.1)	138.8
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.1	0.2	(0.1)	0.1

Total	$30.7	$240.0	$45.5	$316.2	$(25.7)	$290.5

(i)	El Sauzal Project:

The El Sauzal Project was acquired in 2002 (note 3) and at the time, was an advanced-stage gold property located in the state of Chihuahua, Mexico. The Company owns 100% of the project. A feasibility study on the project was completed prior to closing of the acquisition of Francisco. Construction of the mine was completed in 2004 and the property commenced commercial production in the fourth quarter of 2004. Accordingly, for the year ended December 31, 2004, the El Sauzal property was reclassified to producing properties.

(ii)	Marlin Project:

The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed, and based on that feasibility study, construction and engineering costs through 2005 are expected to be approximately $140 million.

(iii)	Cerro San Pedro Project:

The Cerro San Pedro Project was acquired in 2000 as an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004, which was accrued at December 31, 2003. The Company recorded a gain on the sale of its interest in the project of $1.5 million during 2003. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million of contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected as other income in the statement of operations and the $13.25 million received during the year ended December 31, 2004 as cash flows from investing activities in the statement of cash flows.

(iv)	Imperial Project:

The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.

Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002 the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. Management believes these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 5	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(iv)	Imperial Project (continued):

requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.

(v)	Cerro Blanco Project:

The Cerro Blanco Project is an advanced-stage gold property consisting of a 100% interest in one granted concession and eight concession applications in the state of Jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.

(v)	Other:

Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 3,750,000 of which are held in escrow at December 31, 2004, to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations.

(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2004	2003
		(restated -
		note 2(g))

Current assets	$10.8	$9.9
Non-current assets	50.5	32.2

	$61.3	$42.1

Current liabilities	$4.0	$2.6
Non-current liabilities	4.4	2.7

	$8.4	$5.3

	2004	2003	2002
		(restated - note 2(g))

Revenue from production	$38.1	$35.2	$17.6
Expenses	25.9	24.2	14.3

Earnings from operations	$12.2	$11.0	$3.3

Cash provided by operations	$19.5	$17.4	$7.2
Cash used in investing activities	(23.9)	(14.1)	(18.2)

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 6	Other assets:

	2004	2003

Restricted deposits (a)	$10.7	$9.5
Future income taxes (note 11)	—	3.0
Sales taxes recoverable	0.8	0.8
Shares of American Gold (quoted market value of shares not held in escrow — $0.9 million) (note 5(b)(vi))	0.7	—
Payments advanced on project construction	1.2	—
Other	0.8	—

	$14.2	$13.3

(a)	Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company’s operations (see note 7). As at December 31, 2004, the Company had $2.1 million in reclamation bonds outstanding (2003 — $3.8 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2003 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $9.3 million (2003 — $8.4 million) that earn interest at fixed rates between 2.15% and 2.36% (2003 — 1.02% and 1.04%). Fees on the bonds and letters of credit range from 0.5% to 1.1% (2003 — 0.5% to 1%). Additional certificates of deposit totaling $0.3 million have also been posted as collateral with various regulatory authorities.

NOTE 7	Site closure and reclamation:

	2004	2003	2002
		(restated - note 2(g))

Balance, beginning of year	$7.0	$9.1	$10.6
Liabilities incurred in the current year	3.8	0.8	0.6
Site closure and reclamation costs incurred	(2.8)	(3.3)	(2.5)
Accretion expense	0.5	0.4	0.4

Balance, end of year	$8.5	$7.0	$9.1

Allocated between:
Current portion	$0.9	$1.3	$2.4
Non-current portion	7.6	5.7	6.7

	$8.5	$7.0	$9.1

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Assumptions used in the determination of the site closure and reclamation liabilities are as follows:

	Marigold	San Martin	El Sauzal	Marlin	Rand	Total

Estimated cost	$13.2	$3.1	$0.5	$0.5	$1.3	$18.6
End of mine life	2012	2009	2014	2014	2002
Discount rate	5%	5%	5%	5%	5%

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 8	Long-term debt:

On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2004, there was $30.0 million outstanding under the facility. The current interest rate is 4.775%; interest is payable semi-annually. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. For the year ended December 31, 2004, $1.2 million of interest and deferred financing costs associated with this facility were capitalized to the Marlin Project mineral property.

NOTE 9	Share capital:

(a)	Issued and fully paid:

	Number of shares	Amount

Balance as at December 31, 2001	83,283,462	$194.8
Issued during the year:
Upon acquisition of Francisco (note 3)	25,843,808	124.5
For cash consideration on exercise of share purchase warrants	300,000	0.6
For cash consideration under the terms of directors’ and employees’ stock options	2,690,095	7.1
For cash consideration of CDN$13.15 per share pursuant to an underwriting agreement dated November 13, 2002	13,915,000	110.6
Shares cancelled due to previous reorganization	(54,250)	—

Balance as at December 31, 2002	125,978,115	437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco (note 3)	2,247,486	20.7
Shares issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	465.4
Cumulative adjustment for change in accounting for stock-based compensation (note 2(i))	—	1.4
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	734,700	5.9
Shares cancelled due to previous reorganization	(4,425)	—

Balance as at December 31, 2004	130,863,953	$472.7

(b)	Stock-based management incentive plans:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7.0 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 9	Share capital (continued):

(b)	Stock-based management incentive plans (continued):

The continuity of directors’ and employees’ stock options is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)

Outstanding, beginning of year	4,100,700	$11.95	4,720,250	$6.76	3,279,115	$3.78
Granted during the year	15,000	21.87	1,220,000	21.92	2,462,700	10.30
Issued on conversion of Francisco employees’ and directors’ stock options (note 3)	—	—	—	—	1,674,000	3.24
Exercised during the year	(734,700)	8.24	(1,839,550)	5.21	(2,690,095)	2.66
Cancelled during the year	—	—	—	—	(5,470)	5.89

Outstanding, end of year	3,381,000	$12.80	4,100,700	$11.95	4,720,250	$6.76

Exercisable	3,373,500	$12.80	4,100,700	$11.95	4,558,900	$6.57

Details of stock options outstanding as at December 31, 2004 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life	exercise price (CDN$)

$2.18 - $3.07	747,500	0.6	$3.04
$4.04 - $5.60	60,000	1.8	5.60
$7.38 - $7.44	620,000	2.2	7.38
$10.50 - $13.09	785,700	2.8	12.98
$16.56 - $19.03	99,800	3.6	17.62
$21.00 - $23.00	1,068,000	3.9	22.60

	3,381,000	2.6	$12.80

For the year ended December 31, 2004, the Company recorded stock-based compensation of $0.1 million related to options granted to employees. Prior to January 1, 2004, no compensation cost was recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees on or after January 1, 2002, that vested in the period, the Company’s net earnings and earnings per share for the years ended December 31, 2003 and 2002 would have been as follows:

	As reported	Fair value of options	Pro-forma
	(restated-note 2(g))	granted and vested	(restated-note 2(g))

Year ended December 31, 2003:
Net earnings	$18.2	$7.9	$10.3
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08
Year ended December 31, 2002:
Net earnings	$13.8	$5.2	$8.6
Basic earnings per common share	$0.14		$0.09
Diluted earnings per common share	$0.14		$0.08

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 9	Share capital (continued):

(b)	Stock-based management incentive plans (continued):

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Risk-free interest rate	2.55%	3.34%	3.69%
Annual dividends	—	—	—
Expected stock price volatility	55%	55%	50%
Expected life	2.5 years	2.5 years	2.5 years
Weighted average fair value per option granted	$5.97	$6.12	$4.00

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.

The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2004 and 2003, there were no share appreciation rights outstanding. Total expense incurred by the Company in 2004 upon exercise of stock appreciation rights was nil (2003 — nil; 2002 — $0.1 million).

During 2004, the Company received shareholder approval to institute a share equity incentive plan which allows the Company to grant restricted stock to employees. Of the 1,000,000 shares available under the plan, none have been granted.

NOTE 10	Interest and other income:

	2004	2003	2002
		(restated - note 2(g))

Interest	$0.9	$2.8	$0.9
Foreign exchange gain (loss)	(0.5)	(0.4)	0.8
Gain on sales of mineral property, plant and equipment (notes 5(b)(iii) and 5(b)(vi))	7.9	1.5	—
Other income	0.4	0.5	0.6

	$8.7	$4.4	$2.3

NOTE 11	Income taxes:

The provision for income taxes differs from the Canadian statutory rate as follows:

	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
			(restated - note 2(g))		(restated - note 2(g))

Income tax expense (benefit) computed at statutory rates	$8.7	32.5%	$6.4	37.6%	$5.9	39.6%
Foreign tax rates different from statutory rate	(3.0)	(11.2)	(1.8)	(10.3)	(2.8)	(18.8)
Effect of tax rate changes	(3.6)	(13.5)	—	—	—	—
Change in valuation allowance	4.9	18.4	(4.5)	(26.5)	(1.8)	(12.2)
Other	(1.2)	(4.5)	(1.1)	(6.4)	(0.1)	(0.4)

	$5.8	21.7%	$(1.0)	(5.6)%	$1.2	8.2%

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 11	Income taxes (continued):

(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

		2004	2003
			(restated -
			note 2(g))

Future income tax assets:
U.S. and Canada:	Mineral property, plant and equipment	$4.1	$5.2
	Reclamation and other liabilities not currently deductible
	for tax	1.0	0.7
	Losses carried forward and alternative minimum tax credits	17.3	13.4
Mexico:	Losses carried forward	4.2	5.9
Guatemala:	Mineral property, plant and equipment	0.7	0.7
	Losses carried forward	2.7	2.2

Total future income tax assets		30.0	28.1
Valuation allowance		(30.0)	(25.1)

Future income tax assets, net of allowance		-	3.0
Future income tax liabilities:
U.S. and Canada:	Mineral property, plant and equipment	3.0	2.9
Honduras:	Mineral property, plant and equipment	10.0	9.8
Mexico:	Mineral property, plant and equipment	27.1	30.2
Guatemala:	Mineral property, plant and equipment	45.9	40.0

Total future income tax liabilities		86.0	82.9

Net future income tax liabilities		$86.0	$79.9

Allocated between:
Future income tax assets		$-	$(3.0)
Future income tax liabilities		86.0	82.9

Total future income tax liabilities		$86.0	$79.9

(b)	Potential future tax benefits:

At December 31, 2004, the Company has Canadian losses and tax pools of approximately $34.8 million, United States operating losses of approximately $29.8 million, Mexican operating losses of approximately $73.1 million, and Guatemalan tax deductions of approximately $8.3 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates prior to 2024. The future income tax assets related to these losses and deductions have been offset by a valuation allowance.

(c)	Future income taxes:

For 2004, 2003 and 2002, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin mine and (in 2004) the El Sauzal mine, resulting in future income tax expense of $1.9 million (2003 - $1.8 million; 2002 - $0.8 million). In addition, the Mexican Congress on November 12, 2004 approved a tax reform bill which resulted in a reduction in the corporate income tax rates. The re-valuation of the future income tax liabilities from the El Sauzal Mine was predominately offset by an increase in valuation allowance in the United States. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 12	Non-cash financing and investing activities:

During the years ended December 31, 2003 and 2002, the Company issued common shares and options pursuant to the agreement to acquire all the issued and outstanding shares of Francisco. During the year ended December 31, 2004, the Company received shares of American Gold on the sale of a mineral property. These non-cash transactions can be summarized as follows:

	2004	2003	2002

Consideration paid through the issuance of common shares (note 3)	$-	$(20.7)	$(124.5)
Consideration paid through the issuance of stock options (credited to contributed surplus) (note 3)	-	-	(5.9)
Shares of American Gold received on sale of mineral property (note 5(b)(vi))	0.7	-	-

	$0.7	$(20.7)	$(130.4)

NOTE 13	Financial instruments and financial risk management:

(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2004, 2003 and 2002, the Company had no forward sales or option contracts outstanding.

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. At December 31, 2004, the quoted market value of the investment in American Gold shares received in 2004 is $0.9 million. Management believes that the carrying value of long-term debt approximates fair value at December 31, 2004, due to its market-based interest rate.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2004, 2003 and 2002.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 14	Segmented information:

The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 -- significant accounting policies.

		San		El
2004	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$5.5	$42.8	$38.1	$8.3	$—	$—	$94.7
Cost of sales	3.3	19.8	18.0	2.8	—	—	43.9
Depreciation and depletion	0.6	9.3	7.1	2.2	—	1.6	20.8
Other operating expenses	0.2	0.3	0.9	0.5	0.1	10.0	12.0

Earnings (loss) from operations	1.4	13.4	12.1	2.8	(0.1)	(11.6)	18.0
Other income (loss)	0.1	(0.7)	0.1	0.1	—	9.1	8.7

Earnings (loss) before taxes	$1.5	$12.7	$12.2	$2.9	$(0.1)	$(2.5)	$26.7

Cash from (used in) operating activities (1)	$2.3	$19.3	$19.5	$5.1	$(0.1)	$(8.7)	$37.4

Capital expenditures	$—	$3.5	$23.9	$80.7	$83.2	$0.1	$191.4

Total assets	$2.4	$52.8	$70.8	$234.9	$230.7	$21.7	$613.3

(1) Before non-cash operating working capital changes and site closure and reclamation expenditures.

		San		El
2003 (restated – note 2(g))	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.7	9.3	6.7	—	—	—	17.7
Other operating expenses	0.1	0.3	1.6	—	3.0	6.9	11.9

Earnings (loss) from operations	2.2	9.7	10.8	—	(3.0)	(6.9)	12.8
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.4	$9.1	$10.9	$—	$(3.0)	$(2.2)	$17.2

Cash from (used in) operating activities (1)	$4.2	$18.5	$17.8	$—	$(3.0)	$(3.6)	$33.9

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.7	$54.3	$50.1	$155.9	$139.5	$128.6	$534.1

(1) Before non-cash operating working capital changes and site closure and reclamation expenditures.

		San		El
2002 (restated – note 2(g))	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$21.5	$41.7	$17.6	$—	$—	$—	$80.8
Cost of sales	17.0	14.3	9.8	—	—	—	41.1
Depreciation and depletion	3.0	11.8	4.0	—	—	—	18.8
Other operating expenses	0.2	0.5	0.6	—	0.5	6.4	8.2

Earnings (loss) from operations	1.3	15.1	3.2	—	(0.5)	(6.4)	12.7
Other income (loss)	—	(0.3)	0.1	—	—	2.5	2.3

Earnings (loss) before taxes	$1.3	$14.8	$3.3	$—	$(0.5)	$(3.9)	$15.0

Cash from (used in) operating activities (1)	$4.5	$26.7	$7.4	$—	$(0.5)	$(4.3)	$33.8

Capital expenditures	$—	$4.2	$17.7	$1.9	$0.7	$8.0	$32.5

Total assets	$17.4	$58.9	$35.0	$108.3	$92.8	$165.4	$477.8

(1) Before non-cash operating working capital changes and site closure and reclamation expenditures.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 15	Commitments and contingencies:

(a)	Operating leases:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $0.6 million per year for the next five years.

(b)	Capital expenditures:

At December 31, 2004, the Company had committed to contracts for equipment totaling $1.0 million (Company’s share — $0.6 million) to be used in the expansion at the Marigold Mine. Contracts for $20.4 million relating to engineering and construction at the Marlin Project, $1.2 million for construction at the San Martin Mine, and $0.5 million for equipment and services at the El Sauzal Mine had also been committed to.

(c)	Legal claims:

In addition to the legal matter regarding the Company’s Imperial Project (note 5(b)(iv)), at December 31, 2004, the Company’s mine in Honduras continues to be the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

NOTE 16	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method by which the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2004, mineral property, plant and equipment for the San Martin Mine would be increased by $2.0 million (2003 — $2.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2004 by $0.5 million (2003 — $0.5 million; 2002 — $0.8 million) under United States accounting principles.

(b)	Stock based compensation:

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to United States accounting principles, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which is similar to the new amended Canadian standard, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in a significant difference in the calculation of stock- based compensation expense. However, the transitional provisions under the United States standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995. As a result, the adjustments to deficit, share capital and contributed surplus made under Canadian accounting principles, would not be made under United States accounting principles.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 16	Differences between Canadian and United States generally accepted accounting principles (continued):

(b)	Stock based compensation (continued):

Prior to January 1, 2004, under United States accounting principles, stock-based compensation was accounted for based on a fair value methodology, although the effects could be disclosed in the notes to the financial statements rather that in the statement of operations. The method was comparable to Canadian accounting principles adopted in 2002. However, as a result of the amended Canadian standard not requiring retroactive application, details of the fair value of options granted prior to 2004, but earned during 2003 and 2002, are required to be disclosed for United States regulatory purposes.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 and 2002 under United States accounting principles, would have changed to the pro forma amounts indicated below:

	2003	2002

Earnings for the year under United States accounting principles	$20.6	$12.9
Compensation expense based on fair value of options granted and vested	7.9	5.4

Pro forma earnings for the year	$12.7	$7.5

Pro forma earnings per share	$0.10	$0.08

There is no difference in stock-based compensation expense between Canadian and United States accounting principles for 2004.

(c)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s 66 2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(d)	Exploration expenditures:

United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, to be expensed as incurred. Under Canadian accounting principles, these costs may be deferred. In the Company’s case, application of U.S. accounting principles does not result in a material difference in these consolidated financial statements.

(e)	Accounting for asset retirement obligations:

The new Canadian accounting standard for asset retirement obligations (HB 3110) is substantially the same as United States SFAS 143 that was applicable to the Company’s 2003 fiscal year for United States accounting purposes. However, the $2.9 million reduction in deficit as at January 1, 2003 under Canadian accounting principles, which includes the $2.8 million as an adjustment to deficit as at January 1, 2002 and $0.1 million as the increase in earnings for the year ended December 31, 2002, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under United States accounting principles. There would be no differences between the balance sheets as at December 31, 2004 and December 31, 2003 or between the statement of operations for the year ended December 31, 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 16	Differences between Canadian and United States generally accepted accounting principles (continued):

(f)	Accounting for investments in debt and equity securities:

SFAS No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at December 31, 2004 would each be increased by $0.2 million (December 31, 2003 – nil), based on the quoted market price of the Company’s investments, which would be included in other comprehensive income for the year ended December 31, 2004.

(g)	Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income for the year ended December 31, 2004, which consists of changes in the unrealized holding gains on investments held, would be a gain of $0.2 million (2003 – nil; 2002 – loss of $0.2 million).

(h)	Supplemental disclosures for business acquisitions:

United States accounting principles requires that for the period in which a material business combination is completed, the notes to the financial statements of the combined entity disclose certain supplemental information, which may be unaudited, on a pro forma basis. In the Company’s case, if the acquisition of Francisco completed during 2002 had been completed at January 1, 2002, for purposes of the 2002 pro forma operating results, the Company’s operating results would have been as follows:

2002
(restated-note 2(g))
(unaudited)

Pro forma revenues	$80.8
Pro forma earnings for the year	12.2
Pro forma earnings per share	0.11

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 16	Differences between Canadian and United States generally accepted accounting principles (continued):

The reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, and to comprehensive income for the year using United States accounting principles, is as follows:

	2004	2003	2002
		(restated - note 2(g))

Net earnings for the year in these consolidated financial statements	$20.9	$18.2	$13.8
Adjustment for differences in accounting for income taxes	(0.5)	(0.5)	(0.8)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation costs	—	2.9	(0.1)

Net earnings for the year using United States accounting principles	20.4	20.6	12.9
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	0.2	—	(0.2)

Comprehensive earnings for the year using United States accounting principles	$20.6	$20.6	$12.7

Basic earnings per share before cumulative effect of change in accounting principle	$0.16	$0.14	$0.13

Diluted earnings per share before cumulative effect of change in accounting principle	$0.16	$0.14	$0.13

Basic earnings per share	$0.16	$0.16	$0.13

Diluted earnings per share	$0.16	$0.16	$0.13

The reconciliation of deficit as shown in these financial statements to deficit under United States accounting principles is as follows:

	2004	2003
		(restated -
		note 2(g))

Deficit in accordance with Canadian accounting principles	$(28.9)	$(36.7)
Adjustment for differences in accounting for income taxes	2.0	2.5
Adjustment for stock-based compensation	13.1	—
Other	(0.5)	(0.5)

	$(14.3)	$(34.7)

Mineral property, plant and equipment at December 31, 2004 would be $543.8 million (2003 — $366.6 million) under United States accounting principles. In addition, other assets, share capital and contributed surplus would be $14.4 million (2003-$13.3 million), $470.1 million (2003-$465.4 million) and $6.0 million (2003-$6.0 million) respectively.

glamis gold ltd. 2004       notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 17	Tender offer for Goldcorp Inc.:

On December 16, 2004, the Company announced an offer to acquire all of the shares of Goldcorp Inc. (“Goldcorp”), a Canadian public mining company. On January 7, 2005, the Company formalized its offer by way of a Take-over Bid Circular. Under the terms of the offer, the Company would acquire all of the issued and outstanding common shares of Goldcorp in exchange for common shares of the Company, at an exchange ratio of 0.89 of a common share of the Company for each common share of Goldcorp. The proposed transaction was subject to several conditions, some of the most significant of which were that Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) did not get approved by the shareholders of Goldcorp and not less than two-thirds of the outstanding Goldcorp common shares were validly deposited under the offer and not withdrawn at the expiry time. The original offer was set to expire on February 14, 2005. On February 7, 2005, the Company announced an amendment to their offer for Goldcorp, whereby the Company offered 0.92 of a common share of the Company for each common share of Goldcorp. The Company filed a notice of variation and extension dated February 7, 2005 in connection with this amended offer. This amended offer was to expire on February 24, 2005.

In conjunction with the offer for Goldcorp, at an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present. At an extraordinary shareholders meeting of Goldcorp on February 10, 2005, more than 50% of the Goldcorp shareholders approved Goldcorp’s proposed plan of arrangement with Wheaton River. Accordingly, the Company announced that it was allowing its offer for Goldcorp to expire. The deferred take-over bid costs associated with this transaction will be written off as a charge to operations in the first quarter of 2005.

end

Corporate Information

Officers and Directors

A. Dan Rovig 1,3
Chairman & Director

C. Kevin McArthur 2,4
President, Chief Executive Officer
& Director

Charles A. Jeannes
Senior Vice President Administration,
General Counsel & Secretary

James S. Voorhees
Vice President Operations
& Chief Operating Officer

Cheryl S. Maher
Vice President Finance,
Chief Financial Officer
& Treasurer

David L. Hyatt
Vice President,
U.S. Operations

Steven L. Baumann
Vice President,
Central America

Tim Haldane
Vice President,
Development

Michael A. Steeves
Vice President,
Investor Relations

Ian S. Davidson 1,2
Director

Jean Depatie 3,4
Director

P. Randy Reifel 2,4
Director

Kenneth F. Williamson 1,3
Director

COMMITTEES OF THE BOARD

1 - Audit Committee
2 - Corporate Governance Committee
3 - Compensation and Nominating Committee
4 - Environment Committee

Head Office
5190 Neil Road, Suite 310
Reno, Nevada
USA 89502
Phone:	775-827-4600
Fax:	775-827-5044
Toll-free:	800-452-6472
email:	info@glamis.com
web:	www.glamis.com

San Martin Mine
Minerales Entre Mares de Honduras
General Manager,
William Humphrey
Tegucigalpa, Honduras
Phone:	011-504-235-9788
Fax:	011-504-235-8532

Glamis Marigold Mining Company
General Manager,
David S. Cook
Valmy, Nevada
Phone:	775-635-2317
Fax:	775-635-2455

El Sauzal Mine
Administrative Manager,
Luis Felipe Medina
Los Mochis, Mexico
Phone:	011-52-668-817-2665
Fax:	011-52-668-815-7363

Marlin Project
Project Director,
Tim Miller
Executive Director,
Central America,
Eduardo Villacorta
General Manager,
Milton Saravia
Guatemala City, Guatemala
Phone:	011-502-2385-6647
Fax:	011-502-2385-6651

Auditors
KPMG LLP
Vancouver, BC, Canada

Legal Counsel
Lang Michener
Vancouver, BC, Canada

Woodburn and Wedge
Reno, Nevada

2004 Annual General Meeting of Shareholders

The Annual General Meeting
of Glamis Gold Ltd. will take place
May 5, 2005 at 1:30 pm.
The Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario, Canada
Shareholders are invited to attend.

Registrar & Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC, Canada V6C 3B9
Toll Free:	1-888-661-5566
Fax:	604-683-3694

Co-Registrar & Co-Transfer Agent
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO USA 80401
Phone:	303-262-0600
Fax:	303-262-0700

Investor Relations
For public and media inquiries, or copies of the Company’s annual information form, annual report or quarterly reports, please contact Michael A. Steeves at 775-827-4600 ext. 3104, or visit the Company’s website at www.glamis.com

High and low quarterly stock prices:

NYSE

2004	High		Low
Q1	US $	18.09	US $	14.58
Q2		18.80		13.50
Q3		18.73		14.97
Q4		21.62		17.13

2003	High		Low
Q1	US $	12.98	US $	9.14
Q2		12.08		9.55
Q3		14.57		10.94
Q4		17.90		12.88

TSX

2004	High		Low
Q1	C $	23.70	C $	19.40
Q2		24.65		18.43
Q3		24.52		19.78
Q4		25.50		20.56

2003	High		Low
Q1	C $	19.35	C $	13.42
Q2		16.83		14.00
Q3		20.40		15.20
Q4		23.33		17.59

The Company’s filings with the U.S. Securities and Exchange Commission can be accessed through EDGAR at www.sec.gov

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com

Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, Nevada 89502 Phone: 775-827-4600 Fax: 775-827-5044 www.glamis.com